File No. 70-8725

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549
                                 Amendment No. 8
                        (Post-Effective Amendment No. 3)

                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                             Marce Fuller, President
 Financial Vice President                          Southern Energy, Inc.
   The Southern Company                             900 Ashwood Parkway
270 Peachtree Street, N.W.                               Suite 500
  Atlanta, Georgia 30303                           Atlanta, Georgia 30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216


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                              INFORMATION REQUIRED

         The Application or Declaration in this proceeding, as heretofore amended, is restated in its entirety to read as follows:

Item 1.   Description of Proposed Transaction.

         The Southern Company ("Southern") is seeking authority to utilize the proceeds of authorized Southern financings to invest in Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs") through December 31, 2005 in an amount equal to $4 billion in excess of amounts previously authorized, or 175 percent of consolidated retained earnings as defined by Rule 53, whichever is greater.1 Southern further proposes that it be authorized to issue Financial Guarantees or Performance Guarantees (each as hereinafter defined) of EWGs and FUCOs in any amount or combination of amounts through December 31, 2005, provided that the amounts of such Financial Guarantees and Performance Guarantees outstanding shall be included as "aggregate investment" for the purposes of Rule 53. Southern anticipates using the majority of this additional authority to invest in U.S. domestic projects. These projects have become increasingly attractive and important to Southern's operations as a result of industry restructuring encouraged by the Federal Energy Regulatory Commission (the "FERC"), the implementation of the Energy Policy Act of 1992, as amended (the "Energy Policy Act"), state legislatures and state regulatory authorities.

__________________________

         1 Southern proposes that the Commission reserve jurisdiction, however, over Southern's investment in EWGs and FUCOs in amounts greater than 100% of its consolidated retained earnings until Southern either distributes or determines whether or not to distribute its ownership of Southern Energy to the Southern shareholders, as described in Section 1.1 herein.


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         Southern renews, without qualification or modification, its commitment not to seek recovery through the rates of its regulated public-utility subsidiaries, including Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company (the "Operating Company" subsidiaries of Southern), of any costs associated with Southern's investments in EWGs or FUCOs authorized herein. All of Southern's investments in EWGs and FUCOs are segregated from the Operating Companies. No Operating Company has extended credit or sold or pledged its assets directly or indirectly to any EWG or FUCO, and the indebtedness of the EWG and FUCO projects is not otherwise recourse to any Operating Company. Southern will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Southern for any possible losses that it may sustain on investments in EWGs or FUCOs or for any inadequate returns on such investments. Each state commission has reserved its right to take appropriate action in order to assure ratepayer protection, as is documented in the letters in this file. Southern seeks no authority pertaining to its public-utility subsidiaries in this filing.

         In support of its application Southern shows the following:

         o With the passage of the Energy Policy Act, Congress recognized that investment in generation projects apart from those owned or operated by vertically-integrated public utilities is consistent with the efficient operation of a registered public-utility holding company system such as Southern's and created the EWG mechanism to promote such investment.

         o Since the passage of the Energy Policy Act and the April 24, 1996 adoption of FERC Order 888, which provides for electric power transmission service on a nondiscriminatory basis "functionally unbundled" from power


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generation, there has emerged a vigorous United States (and North American)
energy market where all domestic operating generating plants have transmission access to wholesale and retail markets.

         o Since the passage of the Energy Policy Act, Southern has developed a robust energy trading and marketing business apart from its traditional pubic-utility operations, which greatly lessens the risk of investment in EWGs.

         o Since the passage of the Energy Policy Act, several states have effectively restructured electric power service so as to provide for the generation and sale of electric power through market competition rather than exclusively through vertically integrated electric power public-utility companies. This restructuring has resulted in new opportunities for marketing electric power generated by EWGs.

         o A substantial demand exists for ownership and operation of generation divested from public-utility systems in the United States.

         o A substantial demand exists for new generating capacity both within the United States and globally.

         o Since the enactment of the exemption of FUCOs from the Public Utility Holding Company Act of 1935, as amended (the "Act"), by the Energy Policy Act, a substantial international energy market has emerged. Effective participation within this market requires substantial portfolio diversification among types of projects and among countries and investment at levels sufficient to secure the advantages of economies of scale.

         o The additional authority sought herein will enable Southern to pursue growth opportunities consistent with the Energy Policy Act and Southern's goal


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of growing shareholder value at a faster growth rate than would occur solely as a result of Southern's regulated public-utility operations. Southern seeks thereby to minimize its overall cost of capital.

         o Southern's investments to date in EWGs and FUCOs have been on a diversified basis, have contributed to the growth of earnings and have given Southern experience in operating in deregulated energy markets.

         o Utilization of the authority sought herein will not result in a change in Southern's risk profile that is detrimental to investors or consumers, particularly in light of the continuing commitment by Southern to insulate its regulated public-utility operations from any costs pertaining to EWG and FUCO investments.

         1.1      Background.

         Southern is a registered holding company under the Act. Acting through the subsidiaries now consolidated under its wholly-owned subsidiary, Southern Energy, Inc. ("Southern Energy"), Southern has engaged in preliminary development activities related to potential investments by Southern in qualifying facilities ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended, EWGs and FUCOs, as defined in Sections 32 and 33 of the Act, respectively, certain non-exempt power projects which constitute a part of Southern's integrated electric utility system and energy-related companies as defined by Rule 58 and in providing project management, operations and maintenance, construction, fuel management and other similar kinds of services to associate project companies and to non-associates (collectively, "Exempt Projects").2 Southern now has more than a decade's experience with

____________________________

         2 See HCAR No. 26212, dated December 30, 1994. See also HCAR No. 26468, dated February 2, 1996.


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projects of this nature. See, e.g., HCAR No. 26212 (December 30, 1994); HCAR No.
24476 (October 20, 1987); HCAR No. 22315A (December 18, 1981); HCAR No. 22132
(July 17, 1981).

         Southern is currently authorized under the terms of six separate orders (the "Financing Orders") to finance the operations of its subsidiaries by issuing and selling additional authorized shares of its common stock, par value $5 per share, by issuing guarantees of the securities of certain subsidiaries, by issuing notes evidencing short-term and term loan borrowings and/or commercial paper, and by issuing preferred securities, unsecured debt, stock purchase contracts and stock purchase units. Southern's authorization under the Financing Orders may be summarized as follows:

         o File No. 70-8277 (HCAR No. 27119, dated December 22, 1999). --
Southern may issue and sell in one or more transactions from time to time through September 30, 2004, up to 25 million additional shares of its authorized common stock (as such number may be adjusted for any subsequent share split).

         o File No. 70-9557 (HCAR No. 27118, dated December 22, 1999). --
Southern may issue and sell in one or more transactions from time to time through September 30, 2004, additional shares of its authorized common stock pursuant to Southern's dividend reinvestment, employee savings and stock ownership plans (collectively the "Plans").

         o File No. 70-8733 (HCAR No. 26468, dated February 2, 1996). -- Southern may guarantee from time to time through December 31, 2000 the securities of one or more Exempt Projects or of certain other subsidiaries which directly or indirectly hold interests in Exempt Projects in an aggregate amount at any one time outstanding not to exceed $1.2 billion (hereafter referred to as the "Financial Guarantees"). Southern proposes to increase and to extend its


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authority to make Financial Guarantees to December 31, 2005, as set forth herein, with the aggregate amount at any one time outstanding to be included within the calculation of "aggregate investment" pursuant to Rule 53.

         o File No. 70-8789 (HCAR No. 26489, dated March 13, 1996). -- Southern may issue and sell in one or more transactions from time to time through December 31, 2001 notes evidencing short-term and term loan borrowings and/or commercial paper in an aggregate principal amount at any one time outstanding not to exceed $2 billion.

         o File No. 70-8725 (HCAR No. 26501, dated April 1, 1996). -- The Securities and Exchange Commission (the "Commission") amended prior orders limiting the use of financing proceeds for investment in EWGs and FUCOs to 50 percent of Southern's consolidated retained earnings by increasing the percentage limitation to 100 percent of consolidated retained earnings.

         o File No. 70-9335 (HCAR No. 27134, dated February 9, 2000). -- Southern may issue and sell in one or more transactions from time to time through September 30, 2003 up to $1.5 billion in preferred securities, unsecured debt, stock purchase contracts and stock purchase units consisting of stock purchase contracts and preferred securities, notes and/or debt obligations of third parties.

         Under the terms of each of the Financing Orders, Southern may use the proceeds of common stock sales and borrowings to, among other things, finance the acquisition of the securities of or other interest in one or more Exempt Projects (or of certain intermediate subsidiaries organized to facilitate such acquisitions), and may issue Financial Guarantees in respect of the securities of such Exempt Projects (or such intermediate subsidiaries), provided that the sum of the Financial Guarantees at any time outstanding and the net proceeds of


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common stock sales and borrowings by Southern that may at any time be used by
Southern to fund investments in Exempt Projects (or in such intermediate subsidiaries) shall not, when added to Southern's "aggregate investment," as defined in Rule 53(a), in all such entities, exceed 100 percent of Southern's consolidated retained earnings.3 The term "consolidated retained earnings," also defined in Rule 53(a), is the average of consolidated retained earnings for the previous four quarters, as reported on Form 10-K and Form 10-Q. For Southern, consolidated retained earnings for the four quarters ending March 31, 2000 was approximately $4.194 billion.

         In addition to these Financing Orders, Southern is further authorized by the terms of HCAR No. 26468 (December 30, 1994) to issue Performance Guarantees4 on behalf of Exempt Projects in an amount not to exceed $250 million, provided that any such Performance Guarantees shall be included within Southern's calculation of aggregate investment as defined in Rule 53(a). Southern proposes to extend this authority through December 31, 2005, to be exercised in any amount consistent with the overall limitations upon investment in Exempt Projects effective hereunder.

         In April 2000, Southern Energy filed a registration statement covering the offering of less than 20% of its outstanding common stock in an initial public offering (the "Offering"). Southern announced that it intends to

____________________________

         3 See File No. 70-8725 (HCAR No. 26501, dated April 1, 1996) amending prior orders to expand Southern's financing authority from 50 percent of consolidated retained earnings to 100 percent of consolidated retained earnings.

         4 "Performance Guarantees" are guarantees of performance of subsidiaries of Southern developing, investing in or operating Exempt Projects and indemnification of persons acting as surety on bonds or other obligations involved in the development, financing or operation of Exempt Projects.


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distribute (the "Distribution") its shares of Southern Energy common stock to the holders of Southern common stock within 12 months of the completion of the Offering.5

         1.2      Description of Exempt Projects Currently Owned by Southern.

         Since passage of the Energy Policy Act, which added Sections 32 and 33 to the Act, Southern has invested or committed to invest directly (or indirectly through intermediate subsidiaries within the meaning of Rule 53) an aggregate of approximately $2.750 billion6 at March 31, 2000 in Exempt Projects,7 or approximately 65.6 percent of Southern's consolidated retained earnings as defined by Rule 53 for the four quarters ended March 31, 2000. Southern's current holdings of Exempt Projects are reported in Southern's Certificates of Notification filed pursuant to Rule 24 in this file. The most significant Exempt Project holdings are as follows:

         o SE California - In April 1999, Southern Energy California L.L.C. ("SE California") acquired 3,065 MW of generating capacity located near San Francisco, California, for $801 million plus additional consideration for fuel inventory, capital expenditures and property taxes. Purchased from Pacific Gas & Electric Company, the capacity principally consists of peaking and intermediate natural gas-fired generation. Southern Energy is undertaking to expand the generating capacity owned by SE California.

____________________________

         5 The Offering and the Distribution are the subject of a separate application to the Commission (File No. 70-9727).

         6 Southern calculates aggregate investment using the cost method of accounting for its equity investments plus any loans or firm commitments, including guarantees. Accordingly, cash returned by Southern Energy to Southern, including loan repayments, dividends and returns of capital, is deducted from aggregate investment; however, changes in the unrealized value of Southern's investment do not affect aggregate investment. The calculation of aggregate investment does not include any investment which is non-recourse to Southern.

         7 Proprietary data concerning Exempt Project financing and performance is filed with the Commission pursuant to Certificate of Notification filed pursuant to Rule 24 and subject to Rule 104. 17 C.F.R.ss. 250.104.


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         o SE New York - Various subsidiaries of Southern Energy ("SE New York")
purchased 1,794 MW of generation from Orange & Rockland Utilities, Inc. and Consolidated Edison Company of New York, Inc. for a net purchase price of approximately $493 million. The generating capacity includes hydro-electric facilities and natural gas, oil and coal-fired plants. SE New York anticipates expanding its generating capacity.

         o SEI Wisconsin - SEI Wisconsin, L.L.C. ("SEI Wisconsin") is constructing the Neenah Power Plant, a 306 MW natural gas-fired electric generating plant located in the Town of Neenah, Wisconsin, and has entered into an eight year agreement to sell the entire output of the plant to Wisconsin Electric Power Company. The Neenah Power Plant is expected to cost approximately $100 million. The plant commenced operations in May 2000.

         o SE Wichita Falls - Southern Energy purchased an 80 MW gas-fired electric generating unit from the Wichita Falls Energy Co. Ltd. in October 1999 for approximately $19 million. SE Wichita Falls is in the early stages of developing additional capacity to meet the growing demand for power in the region.

         o SEI Texas - SEI Texas, L.P. ("SEI Texas") plans to develop, construct and operate a 550 MW natural gas-fired electric generating plant in Whitney, Texas, near the Dallas-Fort Worth metropolitan area. The output will initially be available to SCEM (as hereinafter defined) under a tolling agreement and is likely to be used to satisfy a portion of SCEM's wholesale power supply obligations to Brazos Electric Cooperative which has contracted with SCEM for its requirements.

         Initially the plant will operate as a peaking facility, with units coming on line in July 2000 and June 2001, costing approximately $215 million. Southern Energy may in the future add heat recovery equipment and a steam


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turbine, increasing total capacity to 750 MW and converting the plant to an intermediate to base load plant.

         o SEI Michigan - SEI Michigan, L.L.C. ("SEI Michigan") is currently developing a 298 MW natural gas-fired generating plant in Zeeland, Michigan. The output will initially be available to SCEM under a tolling agreement. Initially the plant will operate as a peaking facility, with construction expected to begin in early summer 2000 and be operational in June 2001 and costing approximately $110 million. SEI Michigan is in the early stages of adding an additional 550 MW combined cycle unit at the Zeeland site.

         o Apex - In April 2000, Southern Energy announced a strategic alliance with Apex Industrial Park, Inc. to assist in developing a 10,000-acre industrial site north of Las Vegas, build a state-of-the-art power generating facility with a capacity of up to 1,000 MW and to recruit new industry to the site. The proposed natural gas-fired generation facility is currently expected to be in service in the first quarter of 2003.

         o SE Mid-Atlantic - In June 2000, Southern Energy entered into a purchase agreement with Potomac Electric Power Company ("Pepco") under which Southern Energy will acquire certain of Pepco's generating assets located in Maryland and northern Virginia for approximately $2.65 billion. The transaction will include the purchase of four electric generating stations totaling 5,154 MW, the sale of power to Pepco during a transitional period, the assumption of Pepco's obligations under five power purchase agreements to provide a total of 735 MW and a guarantee by Southern Energy to support obligations under any of the transaction agreements if such agreements are assigned by Southern Energy to certain wholly owned subsidiaries of Southern Energy. The transaction is scheduled to close in November 2000.

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         o Wrightsville Project - Southern Energy and Kinder Morgan Power
Company, a subsidiary of Kinder Morgan, Inc., are currently developing a nominal 550 MW gas-fired combined cycle project in Wrightsville, Arkansas that is scheduled to begin commercial operation in June 2002. Southern Energy will own 51% and Kinder Morgan Power Company will own 49% of the operation, which will be organized as a limited liability company. Southern Energy will operate the facility through a subsidiary. The Wrightsville plant will initially market all output through Southern Company Energy Marketing under a multi-year power purchase agreement. The Wrightsville plant will supply electricity during base-load, intermediate and peak hours for sale into the Southwest Power Pool and neighboring markets.

         o Louisiana Project -- Southern Energy is in advanced stages of development of a 700 MW natural gas-fired electric generating plant in the vicinity of Monroe, Louisiana. Phase I is a 150 MW facility designed for peaking power and is expected to commence operating in summer 2001. Phase II is a 550 MW facility for base load and intermediate load and is expected to commence operations in summer 2002. The project will be jointly owned with a partner.

         o SE Asia-Pacific -- Southern Energy acquired an 80 percent interest in Southern Energy Asia-Pacific Limited (formerly known as Consolidated Electric Power Asia Limited) ("SE Asia-Pacific") in January 1997 and the remaining 20 percent in August 1997. SE Asia-Pacific (an intermediate subsidiary that invests in FUCOs) is one of the largest independent power producers in Asia. SE Asia-Pacific is engaged in Exempt Project development throughout Asia. SE Asia-Pacific owns 3,159 MW of installed generating capacity.

         o Berliner Kraft und Licht AGA ("Bewag") -- Southern Energy indirectly acquired a 26 percent interest in Bewag, an integrated utility in Berlin,


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Germany, through its participation in a consortium formed with two leading
German utilities, PreussenElektra AG and Bayernwerk AG, which together purchased 51 percent of Bewag in September, 1997. Including shares already held by PreussenElektra AG and Bayernwerk AG, the consortium controls 75 percent of Bewag. Bewag, a FUCO, serves approximately 2.2 million people in the city and suburbs of Berlin. Bewag's assets include nearly 39,000 kilometers of transmission and distribution lines and 2,955 megawatts of generating capacity.

         o Companhia Energetica de Minas Gerais ("CEMIG") -- In January 1998, Southern Energy acquired 8.24 percent of the voting shares of CEMIG. The state of Minas Gerais in Brazil owns 51 percent, while AES CEMIG Emprecendimentos owns a 21.1 percent share. Other investors own the remaining 19.3 percent. The ownership structure results in Southern Energy holding a 3.6 percent economic interest. This FUCO is a fully integrated utility with a generating capacity of 5,514 MW and nearly 200,000 miles of transmission and distribution lines and serves 4.9 million customers. Southern Energy provides technical and operational support for CEMIG.

         o Western Power Distribution -- Southern Energy purchased substantially all of the ordinary share capital of South Western Electricity plc ("SWEB") in September 1995, acquired all of the remaining shares prior to year end 1995 and sold 25 percent in July 1996. In June 1998, Southern Energy sold an additional 26 percent economic interest, decreasing Southern Energy's economic interest to 49 percent. Southern Energy retains operational and management control of SWEB with 50.5 percent of the voting control. SWEB, which is a FUCO, serves approximately 1.4 million customers in the southwestern part of England. It was one of the 12 regional electricity companies created in 1990 by the British


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government as a part of the privatization of the electric utility industry in
England and Wales. SWEB is primarily a distribution company, purchasing most of its electricity requirements from third-party generators. In September 1999, SWEB sold its interest in its electricity supply business to London Electricity for $265 million and the assumption of certain liabilities and subsequently changed its name to Western Power Distribution ("WPD"). The sale resulted in a gain of $313 million prior to minority interest and income taxes and a gain of $78 million after these items. Southern Energy retained its 49 percent interest in the distribution side of the business.

         o Hidroelectrica Alicura, S.A. ("Alicura") -- Southern Energy indirectly owns a 55 percent interest in Alicura, a FUCO which, in 1993, Southern Energy acquired from the Argentine government a 30-year concession to a four-unit 1,000 MW hydroelectric generating facility located on the Limay River. Southern Energy manages the concession company and oversees the operations and maintenance of the facilities. On February 22, 2000, Southern Energy agreed to sell its interest in Alicura for $205 million. The closing was expected to occur on June 28, 2000; however, it has not yet occurred. The selling price releases Southern Energy from its debt obligations and allows it to buy out minority partners. The sale is subject to the approval of Argentine regulatory authorities.

         o Empresa Electrica del Norte Grand CEMIGe S.A. ("EDELNOR") -- Southern Energy indirectly owns an 82.3 percent interest in EDELNOR, a FUCO which serves most of Northern Chile and owns and is constructing new generating capacity. EDELNOR also operates the transmission grid for northern Chile, serving a rapidly expanding copper mining industry. Half of EDELNOR's electricity is sold to mining companies under contract, and half is sold to electric distribution companies. Southern Energy intends to sell its interest in EDELNOR.

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         o Freeport Power Company Limited ("Freeport Power") -- In early 1993,
Southern Energy indirectly purchased 50 percent of the common stock of Freeport Power, a privately-held company which provides electric service to about 16,500 customers on the Island of Grand Bahama in the Bahamas. The other 50 percent is owned by Intercontinental Diversified Utilities Limited (ICDU). In October 1996, Southern Energy purchased 25 percent of ICDU, so that Southern Energy's effective ownership is 62.5 percent. Freeport Power's facilities include eight oil and distillate-fired generating plants with a combined installed capacity of about 127 MW, as well as a transmission and distribution network that serves the entire island of Grand Bahama. In addition to overall management control of the utility, Southern Energy manages the transmission and distribution network.

         o Power Generation Company of Trinidad and Tobago Limited. ("PowerGen") -- Southern Energy indirectly owns a 39 percent interest in PowerGen, a joint-venture company formed in 1994 to purchase and operate the existing electrical generation facilities on the island of Trinidad and Tobago. The remaining stock of PowerGen is owned by Amoco Trinidad Power Resources Corporation (10 percent) and the Government of Trinidad and Tobago (51 percent). The PowerGen facilities consist of three gas-fired generating stations having a combined generating capacity of 1,154 MW. The electrical output of these facilities is purchased by the Trinidad and Tobago Electricity Commission ("T&TEC"), the state-owned electric utility that owns and operates the island's transmission and distribution system. T&TEC serves approximately 300,000 customers on the island.

         o Water and Power Authority of the U.S. Virgin Islands ("WAPA") - Southern Energy is currently pursing the acquisition of a portion of WAPA, a vertically integrated utility supplying both electricity and desalinated water


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in the Virgin Islands. Installed generation capacity is 236 MW, consisting of combustion turbines and boiler/generators. Fuel oil is used for all generation. Water production capacity is eight million gallons per day. The purchase price is expected to be approximately $105 million.

         o Birchwood Power Partners, L.P. ("Birchwood") -- Southern Energy indirectly owns 50 percent of the general and limited partnership interests in Birchwood, an EWG that operates a 222 MW coal-fired cogeneration facility in King George County, Virginia. Cogentrix Energy, Inc. owns the other 50 percent. The Birchwood facility, which is also a QF, began commercial operation in November 1996. Southern Energy developed this project, arranged for construction financing, and constructed the facility under a fixed-price turn-key contract. Southern Energy also operates the plant under a cost reimbursement/incentive-based operations and maintenance agreement. All of the electrical output of the Birchwood facility is sold to a Dominion Resources subsidiary, Virginia Power, under a long-term power purchase agreement, and steam from the facility is supplied to a greenhouse complex operated by a third party.

         o State Line Energy, L.L.C. ("State Line") -- Southern Energy acquired 100 percent ownership of this EWG in 1997. State Line consists of two coal-fired units located in Hammond, Indiana, which deliver 490 MW of capacity to Commonwealth Edison Company under the terms of a 15-year power purchase agreement. State Line is in the early stages of developing additional capacity at its site.

         o SE New England -- As a result of successful bidding in a competitive auction implemented as part of regional restructuring efforts, Southern Energy purchased electric generating assets in New England from subsidiaries of


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Commonwealth Energy System and Eastern Utilities Associates for $536 million on
December 30, 1998. The power plants, with a combined generating capacity of 1,245 MW, consist of natural gas and oil-fired capacity. Southern Energy is planning to add generating capacity at the two sites nearest to Boston, Massachusetts. Southern Energy will own and operate the plants while SCEM will sell the output to the divesting utilities and in the wholesale New England Power Pool market. The output of Canal Unit 1, a 563 MW oil-fired plant, is committed by contract to various wholesale power customers. Southern Energy anticipates expanding the generating capacity operated by its New England subsidiaries.

         1.3 Risk Management. Southern Energy has established comprehensive procedures to identify and eliminate or mitigate risks associated with investment in FUCOs and EWGs. As is described more fully below, the development of energy markets in the past several years has augmented Southern's ability to manage risk. The risk management process, however, begins with the project review process, which is not materially different from that described previously in this file.

         The Project Review Process. Every potential project investment opportunity developed by Southern Energy is subjected to a series of formal reviews to ensure the project's soundness. The process begins with an annual strategic plan which surveys FUCO and EWG opportunities throughout the United States and abroad. This review leads to the identification of projects and countries where Southern Energy intends to pursue project development efforts and results in budgeted levels of expenditure on those activities. Before Southern makes any investment in a FUCO or EWG in a foreign country, an analysis of that country is presented to the board of directors of Southern Energy and subsequently to the Finance Committee of Southern's board of directors. The


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analysis focuses on political and economic stability of a particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital. Both boards must approve the relevant foreign country as acceptable for investment.

         Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks can or will be mitigated. In addition, the members of the project team are responsible for the due diligence investigation of risks that have been identified and must secure the concurrence of an officer of Southern Energy with functional oversight over the relevant subject matter for their conclusion.

         Every project is subjected to several levels of management review. Depending on the amount of Southern's anticipated financial exposure to a particular project, the proposed investment must be approved successively by the board of directors of Southern Energy, the Finance Committee of Southern's board of directors (which is currently comprised entirely of outside directors) and finally, by the full board of directors of Southern.

         The final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, because repayment of that debt will depend solely upon the success of the project. Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically,


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project debt documents require the establishment of major maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. Southern Energy's success in arranging appropriate levels of non-recourse financing for its exempt and non-exempt projects in effect serves as a validation of the project review process described above.

         Southern Energy carefully evaluates the potential risks of EWGs and FUCOs, as described below.

         o Operating risks are typically addressed in a number of ways. Southern Energy has generally limited its project development efforts to technologies with which it has existing competencies in coal, natural gas, oil, or hydroelectric generation. Due diligence of operating assumptions is carried out by Southern Energy's engineers with experience in the technology being evaluated and by outside technical consultants. Operating risks are addressed by equipment warranties and by casualty, business interruption and other forms of insurance. North American operational risks are also mitigated by Southern Energy's substantial energy commodities trading and marketing operations, which are discussed below.

         o Construction risks are typically addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases in which Southern Energy serves as its own general construction contractor, as was the case in the Birchwood project, it looks to pre-negotiated damage provisions from sub-contractors to protect against cost over-runs and schedule delays.

         o Commercial risks. Some independent power projects rely on the "off-take" commitment of a single power purchaser, usually but not always the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Southern Energy makes an assessment of the credit-worthiness of the power purchaser over the life of the project and undertakes to have a fall-back plan in place in case the off-taker defaults.

         With other projects, particularly in emerging competitive power markets, both inside and outside the U.S., long-term off-take contracts may not be available. Electricity prices are determined by supply and demand. Southern Energy conducts extensive investigations of the electricity markets in these environments to ensure the availability of a viable market. Further, Southern Energy seeks to ensure that a project will be capable of producing electricity at or below long-run marginal costs in the region, thus assuring that the project will be a competitive supplier. As is discussed below, Southern Energy's trading and marketing operations substantially reduce the commercial risks associated with domestic EWG projects.

         o Financial risks. Southern Energy addresses the financial risks of its projects in a variety of ways. First and foremost, the permanent debt financing for Southern Energy's projects is, by its express terms, non-recourse to Southern or any associate company (other than other Southern Energy Exempt Projects or intermediate subsidiaries organized to acquire and hold Southern's interests in Exempt Projects), except to the extent that project debt may be expressly guaranteed by Southern. This means that the debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from Southern. This method of financing ensures that Southern's financial exposure with respect to any EWG or FUCO is limited to the amount of its equity commitment (which would include the amount of any limited guaranty Southern may agree to provide) and that Southern's Operating Companies and their customers bear no risk of a project's failure or financial distress.

         As indicated above, from time-to-time, Southern may agree to provide limited guarantees (i.e., limited in amount or duration, or both) or other forms of credit support in connection with non-recourse financings, but these financial supports are carefully monitored and treated as a part of Southern's equity commitment for regulatory reporting and internal control purposes.8 To date, Southern has never been called upon to fund its obligation under any such guarantee.9

         In addition to the essentially non-recourse nature of project debt financing, project debt is carefully structured to match the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed price, off-take contract (i.e., a purchase power contract), the project debt is typically designed to be of a similar term, with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller.

         o Foreign currency exchange risk. There are several ways in which Southern Energy has addressed this risk element, depending on the status of the host country. Where appropriate, part or all of the revenue from a project is payable in or indexed to hard currency (usually U.S. Dollars). In addition,

__________________________

         8 The purposes of such limited guarantees and the inclusion thereof as a part of Southern's committed equity has previously been considered by the Commission. See The Southern Company, et al., HCAR No. 26468, dated February 2, 1996.

         9 At March 31, 2000, Southern's "aggregate investment" in Exempt Projects included approximately $214 million of financial guarantees.

Southern Energy has negotiated back-up guarantees or other undertakings by the central government in the country in which the project is located to ensure payment of the U.S. dollar payments due under an off-take contract. Contractual arrangements are used to express payment in units of account or payments tied to U.S. dollar costs of new capacity. In other cases (e.g., WPD), the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.

         o Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements.

         In addition to the mitigation of the specific risks mentioned above, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including Southern's board of directors before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector. Southern Energy seeks local partners who are experienced in doing business in the host country in order to provide local experience, risk diversification and mitigation of the risk of future expropriation or unfair regulatory treatment. Where appropriate, an additional mitigating factor is the participation of official or multilateral agencies in a project.10

         o Ongoing Investment Review. Southern reviews the performance of its investments in EWGs and FUCOs on an ongoing basis in order to enhance the overall performance of its portfolio. No single return benchmark is utilized because risk and expected return varies among projects. The portfolio method applied by Southern to Exempt Project management is described more fully below.

         o Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, Southern's fundamental view is that the best long-term approach to managing the risk of investing in power generation of any form, including EWGs and FUCOs, is through diversifying both the type and the location of projects. In this regard, Southern recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, Southern is committed to diversifying its investments across countries and regions of the world. Southern Energy's strategy has been to invest in North America (outside the core regulated business of Southern), South America, the Caribbean, Europe and Asia. Substantial investments have been made in all regions.

         Regional diversification is important because history indicates that economic and political instability tend to involve multiple countries in a region. Accordingly, Southern's board of directors may set limits on investment

_______________________

         10 When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions (such as the World Bank through its International Finance Corporation affiliate) or the obligation of the power purchaser is otherwise contractually supported by the host country, the host country has strong incentives not to take actions which would harm a project's viability.

in specific countries which vary according to an assessment of the country's stability.

         Another element of Southern and Southern Energy's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems. Greenfield projects are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk because they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; and return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to Southern Energy because they generally produce higher rates of return on investment than investments in existing assets and lay the foundation for continued earnings growth.

         To balance these greenfield project development efforts, Southern Energy has also purchased assets that are already in operation, consisting of generation projects with established power markets and market access. These acquisitions of existing systems and assets reduce the risk of Southern's overall business by producing near-term earnings without significant development or construction risk. Of the $2.750 billion invested by Southern in Exempt Projects as of March 31, 2000, $692 million is invested in FUCOs that provide distribution service to mass markets of consumers (BEWAG, CEMIG, WPD). Additionally, a large amount of future Exempt Project investment is expected to represent U.S. domestic investment in generation projects which are either dispatched into state and FERC sponsored bid power pools that serve established regional bulk power markets or have firm off-take agreements that are sufficient to support project financing.

         The result of this balanced portfolio strategy is that Southern is not dependent on any single country, regulatory environment or type of asset for its earnings from EWGs and FUCOs. In addition, while Southern Energy has successfully developed significant investments in projects which are expected to produce long-term favorable returns, it has also ensured that Southern's portfolio of projects will add cash flow and earnings for Southern shareholders in the immediate future, thereby supporting share value and earnings. Southern reviews project performance on an ongoing basis, conducts net present value reviews of its projects based upon expected cash flows and adjusts its holdings in order best to enhance and preserve shareholder value. For example, Southern evaluated Alicura and EDELNOR. As a result of that reevaluation, Southern has decided to sell these projects and has taken appropriate charges against earnings to reflect the current reduced market value of these assets.

         o Earnings From Exempt Projects. Southern's investments in EWGs and FUCOs have generated significant contributions to earnings over the last three years. For example, for the year ended December 31, 1997, excluding the effect of the $111 million windfall profits tax assessed on SWEB, Southern's investments in EWGs and FUCOs increased consolidated net income by approximately $119 million. For the year ending December 31, 1998, despite the $200 million reduction in net income resulting from revaluing the assets associated with the Alicura and EDELNOR projects, Southern's investments in EWGs and FUCOs yielded $40 million in net income. For the year ended December 31, 1999, investments in EWGs and FUCOs contributed $441 million to Southern's net income. For the three months ended March 31, 2000, investments in EWGs and FUCOs produced $115 million in net income. Thus, Southern's interests in Exempt Projects have made an increasingly positive contribution to earnings in the period from January 1, 1997 through March 31, 2000 after the Rule 53(c) order. Southern expects that its investments in Exempt Projects will continue to generate positive earnings and contribute to consolidated earnings growth in the future.

         o Effect of Regulatory Change. Regulatory change in the United States has served both to mitigate the risk of investing in EWGs, and to increase the opportunities for investment in EWGs. Global regulatory changes and privatization have increased the opportunities to invest in FUCOs. In this environment, Southern can best enhance its future earnings growth, and thereby lower its overall cost of capital, through a broadly diversified program of developing and investing in Exempt Projects.

         In the past several years, the United States (and North American) energy market has evolved into a competitive and liquid market, with open transmission access in the United States and substantial markets available through federal and state sponsored restructuring. This market has evolved since the passage of the Energy Policy Act and particularly in the wake of the transmission access required by FERC Order 888.

         In addition, partially as a result of the Energy Policy Act, partially as a result of foreign nations opening government utility systems to private investment activity, and partially through utility restructuring such as experienced in the United Kingdom, the global energy market has evolved to allow a much greater level of competition and outside investment. Participants in this market who seek to own or operate power generation must utilize a portfolio approach to investment and maintain investment levels sufficient to achieve the benefits of scale economies. Southern has successfully participated in this global market through investments in EWGs and FUCOs. Continued success will require continued investment and growth. The Commission recognized the transfiguration of the market in the United States in its Order adopting Rule 58:

                  As a result of Congressional action [i.e. the Energy Policy Act], combined with initiatives of the Federal Energy Regulatory Commission ("FERC") and the state and local ratemaking authorities, the pace of change in the gas and electric utility industry is accelerating. Today, the gas industry is largely deregulated and the electric industry is undergoing a similar process. In addition to increasing competition at the wholesale level, retail electric competition is developing more rapidly than anticipated, due to state efforts. Utilities and the suppliers of energy appear poised to compete in retail markets. As a result of these developments the contemporary gas and electric industries no longer focus solely on the traditional production and distribution function of a regulated utility, but are instead evolving toward broadly based, competitive energy services business.

HCAR No. 26687 (February 14, 1997), text at footnotes 19-21. These findings are consistent with the findings of "The Regulation of Public Utility Holding Companies" Report of the Division of Investment Management, Securities and Exchange Commission (June 1995), at 19-22, 26-27.

         The United States Congress recognized the linkage between the domestic energy market and the global energy market when it passed the EWG and FUCO amendments to the Act in tandem. The emergence of a global energy market driven by the search to achieve efficient production and risk management through portfolio diversification was recently chronicled in E.G. Flowers, U.S. Utility Mergers And The Restructuring Of The New Global Power Industry (Quorem Books, Westport, Conn. 1998). Dr. Flowers notes:

                  [T]he new production technologies of energy convergence, and the new market technologies of energy trading and arbitrage, meant that [utility] mergers were not limited to contiguous utilities, domestic utilities, or utilities producing the same form of power. ... Current foreign investment in the
                  internationalizing utilities industry can be explained by ... traditional theories of financial market capitalism. In the utilities industry, corporations appear to be striving for the rate of return that markets expect on their capital investment
                  .... With these forces at work, the assumption that all large utilities are now operating under the scrutiny of global capital markets is a very reasonable one, and the global utilities drive for high return on investment satisfactorily explains most of their foreign direct investment and mergers and acquisition activity in a very straightforward way.

U.S. Utility Mergers And The Restructuring Of The New Global Power Industry, at 202-203 (emphasis added).

         Southern is not alone in seeking earnings growth greater than that which is possible through franchised public utility operations within its traditional service area in the United States. Over the past five years exempt holding companies and non-holding company generation companies have made substantial investments in foreign utilities and domestic generation. In 1995-1998, UtiliCorp., General Public Utilities, Texas Utilities, Central and Southwest, Pacificorp, Entergy, Edison International, AES Corp., Dominion Resources, CMS Energy, Cal Energy, Northern States Power, Public Service of Colorado, PacfiCorp and Enron, in addition to Southern, closed foreign utility investments totaling in excess of $53 billion.

         In the absence of a regulatory constraint, the optimal level of investment in EWGs and FUCOs bears no relationship to consolidated retained earnings, as is illustrated by the past five years' investment by AES (approximately 150 percent of consolidated retained earnings), Texas Utilities (approximately 175 percent of consolidated retained earnings), UtiliCorp

(approximately 205 percent of consolidated retained earnings), and Edison International (approximately 100 percent of consolidated retained earnings).11

         o  Effect of Trading and Marketing on Mitigating North American Risk.

         The significant participation of Southern Company Energy Marketing, L.P. ("SCEM")12 in the rapidly developing energy trading business provides an additional protection against potential risk associated with investment in North American Exempt Projects. There are numerous reasons this arm of Southern Energy enhances Southern's investment in domestic Exempt Projects.

         When Southern invests in an Exempt Project, it arranges with SCEM for the provision of fuel and power marketing. Through these arrangements Southern Energy is able to optimize the value of these assets. SCEM has contract rights to natural gas supplies and is able to remarket fuel that is not needed at the generating plants. SCEM also typically commits to acquire some or all of the power output of the EWG for a number of years. SCEM's participation in fuel procurement allows it to efficiently and cost effectively procure fuel for these generating plants. SCEM's market presence, the use of long term fuel contracts and its purchasing in the spot market help reduce the cost and volatility of fuel procurement.

         SCEM's presence in regional markets as a trader allows for quick responses to market conditions, including sale of excess capacity to neighboring suppliers unable to meet demand. SCEM's participation also minimizes the

_________________

         11 Goldman Sachs Research, October 29, 1998.

         12 Southern Company Energy Marketing, L.P., jointly owned by Southern Energy and Vastar Resources, Inc., engages in energy trading and marketing, providing such products and services to customers in North America.

economic risk associated with outages because it usually is able to arrange for deliveries from alternative sources in the market. Additionally, presence in the local market develops understanding of local market dynamics that can reduce long term risk. SCEM's presence in regional markets allows efficient trading of such capacity with an understanding of the risks that may be unique to that region (e.g., financial stability of purchasers; transmission limitations).

         SCEM is able to procure fuel, market production and assist Southern in dispatching generation assets to optimize such assets in the deregulated wholesale energy market. Investment in operational EWGs by Southern is thereby complemented with the experience of SCEM and SCEM's ability to provide flexibility in fuel supplies while providing opportunities for marketing excess capacity and minimizing operational risk. The synergies between a national trading and marketing business and the ownership of EWGs were highlighted by U.S. Generating Company's explanation of its strategy for its purchase of eighteen fossil and hydroelectric plants from the New England Electric System for $1.59 billion, an amount substantially above book value.13 Their management noted that "[t]he ability to manage fuel and power supply risks simultaneously will be the linchpin to operating in a competitive power market. Key requirements are commodity procurement, management and trading skills."14 Thus, although energy marketing at times has been treated for regulatory purposes as a

______________________________

         13 As this purchase and other purchases resulting from divestiture programs are part of a transition to a competitive market, the economic value of the asset is determined by its prospective market value, which bears no necessary relationship to depreciated book value. Thus, it is not surprising that the result of competitive auctions at times yield prices over book value. Effective participation in competitive divestitures requires the ability to bid competitively, both as to price and terms and conditions. A condition of project specific regulatory approval in addition to requirements imposed by a sponsoring state which apply to all purchasers, would make effective participation by the bidder burdened by such a requirement commercially impracticable.

         14 Haarmeyer, "The New England Auction; Regional Strategy For Competitive Generation; Why U.S. Generating's Bid for the NEES Power Plants Could Prove A Bargain", February 15, 1998, Public Utilities Fortnightly, at 34.

separate line of business, Southern Energy's energy marketing operations are an integral part of the risk management and economic optimization of North American EWG projects. The ability to mitigate market risk reduces the risk differential between North American EWG projects and traditional public utility generation investment.

         1.4 Future Investments in Additional Exempt Projects. Southern Energy is currently investigating, alone and in conjunction with others, investment opportunities in several additional domestic and foreign power projects and existing foreign utility systems.

         Southern expects that domestic and international project development will increase significantly. See, e.g., Southern Company 1998 Annual Report at 3-4, 18; "Price-Driven Merchant Market In U.S.", March 20, 1998 Global Power Report, at 5 (global projection of 340,000 MW of new generation and 120,000 MW of generation privatization between 2003 and 2007).

         In addition to the WAPA, Pepco and Wrightsville projects discussed previously, Southern Energy recently entered into agreements to invest in the following Exempt Projects:

         Australia: Southern Energy has governmental approval to develop a 750 MW coal-fired plant near Brisbane. The plant would be located near the Kogan Creek coal mine, which is owned by Southern Energy through CEPA. Based on their assessment of market supply and demand in the area, Southern Energy and its partner plan to proceed with this project at an undetermined future date.

         Europe: On May 31, 2000, WPD Limited (which is co-owned by Southern Energy and a third party) made a bid of approximately $700 million to purchase the entire ordinary share capital of Hyder plc, the company which owns and runs the electricity network in South Wales and the water distribution and waste water treatment business for the whole of Wales. The offer has been circulated to Hyder plc shareholders and, in the absence of another competing bidder, the outcome of the bid will be known 81 days from the posting of the offer document to the shareholders.

         India: Southern Energy is currently pursuing development of a 500 MW coal-fired power project north of Calcutta. Southern Energy is the co-sponsor of the project. Southern Energy expects to invest approximately $50 million of equity in this project.

         Southern is actively bidding on additional projects, as are Southern's competitors, including exempt holding companies, traditional public utilities, domestic and foreign industrial and energy firms and conglomerates, and other registered holding companies. Timely enhancement of Southern's authority is essential if Southern is to compete effectively for potential projects.

         o  Overview of Future Projects

          Southern cannot predict with certainty whether or when any of the states within which the Operating Companies function will change the traditional public-utility service model for electric power service to consumers. Unlike many other public utility systems, Southern is making incremental investments in electric power generation to serve its traditional public utility service territorial load.15 Because incremental additions of generating capacity consist primarily of combined-cycle natural gas-fired combustion turbines, the overall

____________________________
         15 The Energy Information Administration of the Department of Energy identified the increased reliance on independent power generation to meet utility system load growth in The Changing Structure of the Electric Power
Industry: An Update, at 8 (July 30, 1998) ("EIA Update").

investment on a per megawatt basis is substantially lower than coal-fired or nuclear generating capacity. The lower relative cost of new generation additions reduces the equity contributions by Southern needed to support economical debt financing by the Operating Companies.

         Southern's prospects for significant earnings growth, however, depend upon its ability to participate in emerging energy markets, both domestic and foreign, and Southern intends therefore to continue its program of investing in Exempt Projects. The additional authority requested is necessary at this time in order for Southern to continue its investment program and to compete for project opportunities. Southern expects that the full requested amount of authority will be needed during the requested authorization period.16

         Within the United States, numerous major U.S. domestic electric utility generation divestitures are pending. As of June 1998, twelve states had passed restructuring legislation that will provide access to retail customers for power marketers. EIA Update, at 4. A majority of the states are actively considering such proposals. Retail access is being implemented pursuant to state legislation in Arizona, Arkansas, California, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Ohio, Oregon, Pennsylvania, Nevada, New Hampshire, Rhode Island, Texas and Virginia. In addition to state restructuring under legislative mandate, the demand for power in many areas of the country is requiring the construction of new generation. As of October 1998, approximately 42,000 megawatts of generation was pending divestiture in the United States.17

___________________________

         16 However, Southern proposes that the Commission reserve jurisdiction over Southern's investment in Exempt Projects in amounts greater than 100% of consolidated retained earnings until Southern either makes or determines not to make the Distribution.

         17 Goldman Sachs Research: October 29, 1998.

         FERC open access initiatives and state restructuring efforts have created expanding markets that support investment in Exempt Projects through guaranteed access to markets. The result of these developments is a power industry dramatically different from that which existed in 1993 when Rule 53 was promulgated. At that time, EWGs were "novel entities" (HCAR No. 25886, 58 Fed. Reg. 51488, 51493 (Oct. 1, 1993)) all but requiring independent power developers to rely upon plant off-take agreements in order to service debt and provide an assurance of a reasonable return on investment. The market-making initiatives that followed passage of the Energy Policy Act, including FERC Order 888, the enactment of numerous state restructuring laws, and state restructuring initiatives, substantially enhance the opportunity to market generation associated with Exempt Projects by guaranteeing market access by independent or merchant power plants on a playing field level with that of utility-owned generation. The result is that merchant plants are now able to obtain investment grade financing. See, e.g., "Dominion Financing Coal Merchant Plant with Investment-Grade Bonds", May 11, 1998, Power Markets Week, at 10 (300 percent over subscription to $265 million offering rated Baa3 or BBB-). See also "Calpine Debt Rated Ba3 by Moody's," April 3, 1998, Global Power Report at 5. FERC (and similarly-minded state commissions) has reduced the riskiness of merchant plants by guaranteeing access to markets.

         Substantial Commission precedent supports authorizing increased investment authority in Exempt Projects by a factor equal to 50 percent of consolidated retained earnings. The Commission has approved several such applications granting expanded investment authority in FUCOs and EWGs. See, e.
g. New Century Energies, Inc., HCAR No. 26982 (February 26, 1999) (delegated authority); GPU, Inc., HCAR No. 16501 (March 23, 1998); Central and Southwest,

HCAR No. 26653 (July 24, 1997); American Electric Power, HCAR No. 26864 (April 27, 1998); Cinergy Corp., HCAR No. 26848 (March 23, 1998). See also Campaign For Prosperous Georgia v. SEC, 149 F.3d 1282 (11th Cir. 1998). Southern's own experience has indicated that these projects contribute to present and future earnings and improve the economic diversity of Southern's operations.

         In addition to the effects of guarantees of market access, to transmission and to equal treatment in emerging retail markets, rising power demand in the United States is creating opportunities to invest in new plants and the necessity for new investment, as is highlighted by market clearing prices paid in 1998 to power marketers during shortages in the Midwest. See, "Price Driven Merchant Market In U.S.," March 20, 1998, Global Power Report, at 5 (150,000 MW of new capacity for North America projected between 2007-2010). This increased demand and the availability of assets due to divestiture, increases the need for financial flexibility to meet these new opportunities.

         o Investment Community Looks Favorably Upon Southern's EWG and FUCO Investments. On April 1, 1996 the Commission entered its Order allowing Southern to increase its use of financing proceeds for investment in EWGs and FUCOs to 100 percent of consolidated retained earnings. Following this development, and Southern's investment in major EWG and FUCO projects, the investment community has continued to look favorably upon Southern and its investment in EWGs and FUCOs, as is shown by the January 1997 assignment by Standard & Poor's of an "A" corporate rating to Southern, which was consistent with the implied corporate rating previously held by Southern.

         1.5 Proposed Increase in Financing of Exempt Projects. For the reasons stated herein, Southern hereby requests that the Commission modify Southern's financing authority to allow Southern to invest up to $4 billion in addition to amounts previously authorized, or 175 percent of consolidated retained earnings, whichever is greater, through December 31, 2005; Southern proposes that the Commission reserve jurisdiction, however, over Southern's investments in Exempt Projects in amounts greater than 100% of Southern's consolidated retained earnings until Southern either makes or determines not to make the Distribution. Southern also requests authority to issue Financial Guarantees of the obligations of Exempt Projects and Performance Guarantees pertaining to Exempt Projects until December 31, 2005, in any combination not to exceed, in combination with Southern's other aggregate investment in Exempt Projects under Rule 53, the authority sought herein. As noted by the Commission in HCAR No. 26687 (February 14, 1997), the authorization to enter into a line of business inherently carries with it the authority to engage in development activities. Id. text at fn. 83. Southern accordingly proposes to continue to engage in project development activities of a nature consistent with that previously authorized in HCAR No. 26468 (February 2, 1996) through December 31, 2005.18

         Southern is not herein requesting any further authority to issue and sell any additional common stock, notes evidencing borrowings or any other modification to any other terms or conditions of the Financing Orders.

____________________________

         18 At the time Southern Energy Resources, Inc. (formerly Southern Electric International) obtained its Exempt Project development authority in File No. 70-7932, the Commission had not yet amended Rules 52 and 45 to authorize capital contributions to non-utility subsidiaries for authorized lines of business. When Southern Energy's authority was augmented and extended to "energy-related" companies by HCAR 26468, the Commission had not yet promulgated Rule 58, which authorizes investment in "energy-related companies."

Item 2.  Fees, Commissions and Expenses.

         The fees, commissions, and expenses paid or to be paid or incurred in connection with the filing of this Application or Declaration are estimated not to exceed $15,000.

Item 3.   Applicable Statutory Provisions.

         3.1 General Provisions. The proposal herein is subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53, 54, and 100(a)
thereunder. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG. Giving effect to the proposals contained herein, Southern will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since Southern's "aggregate investment" will continue to exceed 50 percent of Southern's "consolidated retained earnings." None of the conditions specified in Rule 53(b) is or will be applicable.

         3.2 Analysis of Rule 53(c) Issues. Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

         (i) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

         (ii) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers. Southern addresses each of these requirements as follows:

         1. The use of common stock proceeds, borrowings and guarantees to make investments in EWGs and FUCOs will not have a "substantial adverse impact" on the financial integrity of the Southern system.

         The lack of any "substantial adverse impact" on Southern's financial integrity as a result of increased levels of investment in Exempt Projects can be demonstrated in several ways, including by analyses of historic trends in Southern's consolidated capitalization ratios and retained earnings, the market view of Southern's securities, and Southern's proven success in obtaining appropriate levels of non-recourse debt financing and third-party equity for its associate Exempt Projects. Consideration of these and other relevant factors supports the conclusion that the issuance of securities by Southern to finance investments in Exempt Projects exceeding the 50 percent consolidated retained earnings safe harbor in Rule 53(a)(1) and the 100 percent authorization established in File No. 70-8725 (HCAR No. 26501, dated April 1, 1996) will not have any "substantial adverse impact" on the financial integrity of the Southern System.

         Aggregate investments in amounts above Southern's consolidated retained earnings for Exempt Projects, if Southern invested $4 billion in addition to the currently authorized 100 percent of consolidated retained earnings, or 175 percent of consolidated retained earnings, respectively, would still represent a relatively small commitment of capital for a company the size of Southern, based on various key financial ratios at March 31, 2000. For example, investments in these amounts would be equal to (1) only 19.4 percent or 18.3 percent, respectively, of Southern's total adjusted capitalization ($42 billion or $40 billion, respectively), (2) 24.6 percent or 23.2 percent, respectively, of Southern's consolidated net utility plant adjusted ($33 billion or $32 billion, respectively), (3) 14.4 percent or 13.6 percent, respectively, of Southern's total consolidated assets adjusted ($57 billion or $54 billion, respectively), and (4) 41.9 percent or 39.3 percent, respectively, of the adjusted market value of Southern's outstanding common stock ($20 billion or $19 billion, respectively). These ratios compare favorably to those of other holding companies that presently have authority to invest up to 100 percent of consolidated retained earnings.19

         o In foreign markets, where investment in foreign EWGs and FUCOs can be subject to unique risks, Southern has diversified its investment among FUCOs with existing mass markets and projects with firm off-take agreements, including existing plants and new plants. The balanced portfolio approach, coupled with country specific and project specific risk management, minimizes any risk differential between domestic and foreign projects and global energy market participation by Southern and ultimately diversifies the general economic and energy market risk faced by shareholders.

         o In the domestic market, Southern's investment in EWGs continues to benefit from the assurance of access to transmission and bulk power markets. Where retail access has been implemented, EWGs may provide electric generation on an equal footing with traditional (and re-regulated) public utility

____________________________

         19 By way of example, at the time application for authority up to 100 percent was made, investments in that amount were equal to 25 percent of Central and South West's (CSW) total capitalization and 29 percent of GPU's total capitalization, 21 percent and 32 percent of CSW's and GPU's respective consolidated net utility plant, and 13 percent and 19 percent of their respective total consolidated assets.

generation. As the nation progressively relies on market-based generation instead of generation added as a part of a public utility's network service obligations, Southern will have the ability to compete effectively in this arena, thus enhancing any EWG investment.

         o Southern's consolidated retained earnings have grown on average approximately 5.9 percent per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4 percent.

         o Southern's consolidated capitalization ratios at March 31, 2000 are
40.3 percent equity, 59.7 percent debt including all non-recourse debt, and are
53.7 percent equity, 46.3 percent debt excluding all non-recourse debt.

         o Southern's ability to raise common equity has not been adversely affected by investments in Exempt Projects. In fact, just the opposite is true. Southern has maintained its ability to access the capital markets as investments in EWGs and FUCOs have increased.

     (in millions)                                                   1999         1998          1997         1996
                                                                     ----         ----          ----         ----
     Proceeds from sale of stock                                     $ 24         $234          $360         $171
     Proceeds from preferred securities guaranteed by holding
     company                                                         $ 0          $350          $600         $ 0

         Beginning in April 1999, Southern began a program to repurchase up to 50 million shares of its common stock. This repurchase program was completed during the first quarter of 2000 with the 50 million shares repurchased at an average cost, including commissions, of $25.53 per share. Southern has continued to access capital markets through its short-term borrowing facilities. At March

31, 2000, Southern had approximately $1.5 billion of short-term borrowings, including commercial paper and short-term notes payable.

         o The market's assessment of Southern's future growth and earnings also compared favorably to other electric utility issuers in the 1995 - 1999 time frame. This can be shown by comparison of price/earnings and market-to-book ratios, both of which were above the electric utility industry average in that period.

                                                                                                      March 31,
P/E Ratio                    1995           1996          1997           1998          1999             2000
---------                    ----           ----          ----           ----          ----            ------

Southern                     14.8           13.5          18.2           20.8          12.6             11.3
Electric Industry*           12.5           11.5          14.2           14.9          11.9             12.1
*Source:  StockVal covering approximately 80 electric utilities



                                                                                                       March 31,
Market-to-Book Ratio:           1995           1996          1997           1998           1999          2000
---------------------           ----           ----          ----           ----           ----          ----

Southern                        188%           166%          186%           207%           170%          160%
Electric Industry*              154%           145%          171%           187%           146%          154%


*Source:  StockVal covering approximately 80 electric utilities

         o Southern's dividend payout ratio (percentage of earnings paid out in dividends) over the past several years as compared with the electric industry average is set forth below:


                                                                                                         March 31,
Payout Ratio ( percent):         1995          1996          1997          1998          1999               2000
-----------------------          ----          ----          ----          ----          ----             ------

Southern                         73.5          75.1          82.120        77.921        72.822        70.523
Electric Industry*               76.1          74.9          76.3          74.4          67.7               71.4

*Source:  StockVal covering approximately 80 electric utilities

         o The market's favorable assessment of the overall quality of Southern Energy's portfolio of Exempt Projects is demonstrated by the success that Southern Energy has had in obtaining appropriate levels of non-recourse debt to finance and refinance the operations of these entities, and in selling down portions of its equity investments in such projects. At March 31, 2000, non-recourse debt for all Exempt Projects (including debt of intermediate subsidiaries) totaled $7.2 billion, or approximately 64.4 percent of capitalization of those entities. Included as Exhibit H, and filed separately pursuant to Rule 104(b), is a table showing the breakdown in Exempt Project non-recourse debt.

         o As previously described, Southern's portfolio of Exempt Projects is well diversified, by country, project type and stage of development (i.e., most are in operation or nearing completion).

_________________________

         20 Excluding the windfall profits tax. Including the effect of that tax, Southern's payout ratio is 91.5 percent.

         21 Excluding the write-down of assets in 1998. Including the write-down of assets in 1998, the payout ratio is 95.6 percent.

         22 Excluding the writedown of assets and the sale of SWEB's supply business in 1999. Including the non-recurring items in 1999, the payout ratio is
72.2 percent at December 31, 1999.

         23 Excluding the writedown of assets and the sale of SWEB's supply business during the twelve months ended March 31, 2000. Including the non-recurring items, the payout ratio is 70.0 percent at March 31, 2000.

         o Revenues and income from Exempt Projects have made an increasingly significant contribution to Southern's consolidated revenues and consolidated earnings.24

         None of the negative conditions described in paragraph (b) of Rule 53 is applicable to Southern. Further, it is reasonable to expect continued growth of the operating income and return contribution of Southern's Exempt Projects as a group.

         2. The proposed increased use of financing proceeds to invest in Exempt Projects will not have an "adverse impact" on any public-utility subsidiary of Southern, or its customers, or on the ability of the four state commissions to protect such customers.

         The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by Southern in Exempt Projects is well supported by analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities) and the existing structural and other safeguards against adverse effects of Southern's investments in Exempt Projects, including the proven effectiveness of state commission oversight and continuing compliance with other applicable requirements of Rule 53(a). Moreover, Southern effectively is seeking authority no greater than that which it has successfully exercised to date.

         o All of Southern's investments in EWGs (as well as in FUCOs) are segregated from the Operating Companies. No Operating Company has extended credit or sold or pledged its assets directly or indirectly to any Exempt

_______________________

         24 The financial statements filed in response to Item 6(b), infra, which are separately filed pursuant to Rule 104(b), include a table showing the breakdown in revenues and earnings of each of the Exempt Projects for the years ended December 31, 1996 through December 31, 1999.

Project,25 and the indebtedness of the Exempt Projects is not otherwise recourse to any Operating Company. Southern will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Southern for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.

         o Debt ratios (including short-term debt) of the Operating Companies are generally below (i.e., better than) industry averages for "A"-rated electric utilities. Debt levels of the Operating Companies are projected to remain stable through the year 2000, at approximately 45 percent. The current industry average for "A"-rated electric utilities is 54.1 percent.* * Source: "A" industry average at September 30, 1999 -- Standard & Poor's "Utility Financial Statistics" published March 2000


Debt as percent of                                                                                March 31,
Capitalization                    1995          1996            1997           1998       1999       2000
--------------                    ----          ----            ----           ----       ----      ------
Alabama                           47.6          45.7            46.4           47.5       48.2       49.7
Georgia                           43.2          42.5            42.3           43.6       42.3       43.5
Gulf                              45.3          43.1            45.2           42.1       45.2       45.6
Mississippi                       43.5          41.6            41.8           43.7       47.1       48.7
Savannah                          44.0          44.7            43.9           43.2       45.9       46.3


         o Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth because the Operating Companies do not depend unduly upon Southern's capital. Over the

______________________

        25 It should be noted that Section 33(f), with a minor exception, prohibits State regulated public-utilities from financing investments in FUCOs, and Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a State regulated public utility for the benefit of any associate FUCO.

past five years, the Operating Companies have funded a substantial portion of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings.26 As noted above, the relative low cost of new generating capacity permits such additions to be made by the Operating Companies without requiring the equity contribution required by higher cost coal-fired and nuclear power construction cycles.

                Operating Companies - Construction Expenditures:

Actual and projected expenditures ($million)*:

                 Actual                                       Projected
--------------------------------------------       ----------------------------
 1995     1996     1997      1998       1999       2000         2001       2002
 ----     ----     ----      ----       ----       ----         ----       ----
1,189    1,005    1,056     1,265      1,775       2,290        2,570      2,532

*Source:  Southern Company 1999 Form 10-K

Percent internally generated:
----------------------------

                  1995       1996       1997       1998       1999
                  ----       ----       ----       ----       ----
                  112%       144%       122%       100%        54%

         o The Operating Companies' ability to issue first mortgage bonds and preferred stock in the future depends upon earnings coverages at the time such securities are issued; that is, the Operating Companies must comply with certain

_______________________

         26 Excluding consolidated tax savings and tax benefits of stock options recognized as contributions from parent company, Southern contributed $25 million to Mississippi Power Company in 1994, $30 million and $190 million to Alabama Power Company in 1998 and 1999, respectively, and $130 million to Georgia Power Company in 1999. Southern anticipates increased capital contributions by it to the Operating Companies to fund the acquisition of combustion turbine generating plants. Contributions of $84 million, $269 million and $10 million were made to Alabama Power Company, Georgia Power Company and Mississippi Power Company, respectively, in the second quarter of 2000. The authority conferred herein will not impair Southern's ability to make such contributions.

coverage requirements designated in their respective mortgage bond indentures and corporate charters. Currently, the Operating Companies anticipate having more than adequate earnings coverages for financing requirements in the foreseeable future.27

         o The Operating Companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Duff & Phelps:


-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Company              Agency                1995          1996          1997           1998          199928
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Alabama              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Duff & Phelps         A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Georgia              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Duff & Phelps         AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Gulf                 S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Duff & Phelps         A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Mississippi          S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               Aa3           Aa3           Aa3            Aa3           Aa3
                     Duff & Phelps         AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Savannah             S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Duff & Phelps         Not rated     Not rated     Not rated      Not rated     Not rated
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------

___________________________

         27 Indenture earnings coverages for the Operating Companies have recently ranged from about 8.0x to 23.7x, and charter earnings coverages have ranged from about 2.4x to 2.7x, in each case well above the required coverages of 2x and 1.5x, respectively.

         28 In April 2000, Moody's and Duff & Phelps reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

         o Southern has complied and will continue to comply with the requirements of Rule 53(a)(2) regarding preparation and making available of books and records and financial reports regarding Exempt Projects.

         o Southern has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding limitation on use of Operating Company employees in connection with providing services to Exempt Projects. Increased levels of investment in Exempt Projects are not expected to have any impact on utilization of Operating Company employees. The Operating Companies have not and will not increase staffing levels or acquire other resources to support the operations of Exempt Projects. In this regard, the vast majority of the operational employees of the Exempt Projects are hired or contracted locally. This is true even where Southern Energy is the operator. Project development, management and home office support functions for the Exempt Projects are largely performed by Southern Energy and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Southern Energy. Accordingly, Southern Energy's need for the support of personnel provided by the Operating Companies has been and is projected to remain relatively modest.

         o There is no evidence that the four state commissions have been or will be unable to protect utility customers. Each state commission reserved the right to insulate the retail cost of service from the costs associated with investment in EWGs and FUCOs and has reserved the right to address such issues with the Commission should the need arise.

         o Southern has complied and will continue to comply with the requirements of Rule 53(a)(4) regarding filing copies of applications and reports with other regulatory commissions.

         o None of the circumstances described in Rule 53(b) has occurred. Southern undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) should occur during the authorization period.

         o The proposed Distribution will have no effect upon the capitalization of the Operating Companies and will not cause the common equity component of Southern's consolidated capitalization to fall below thirty percent.29

         In conclusion, Southern's application for immediate authority to invest up to $4 billion in excess of amounts previously authorized or 175 percent of consolidated retained earnings, whichever is greater, in Exempt Projects should be granted because Southern has shown that it is carrying out a balanced and successful program of investing in EWGs and FUCOs consistent with the Energy Policy Act. Wholly apart from the Rule 53 "safe harbor," Southern has demonstrated herein that the authority it seeks is consistent with the applicable standards of the Act, including the interests of investors and consumers and the general public. Southern's ongoing Exempt Project development and investment program is consistent with continued participation in the energy markets the Energy Policy Act and related state and federal regulatory action have sponsored. Further, Southern has shown that it maintains appropriate risk mitigation measures, internal controls and separation of the obligations and risks arising from investment in EWGs and FUCOs from the provision of public-utility service by the Operating Companies. For these reasons, the Commission should grant the immediate increase in authority to $4 billion in

______________________

         29 A principal business purpose of the Distribution is to de-couple the high growth business of Southern Energy from Southern's traditional business in order to permit Southern to maintain a traditional capital structure to the extent permitted by the service requirements of its integrated public utility system.

excess of amounts previously authorized or 175 percent of consolidated retained earnings, whichever is greater, requested herein.30

Item 4.  Regulatory Approval.

         The issuance and sale of securities by Southern and the use of the proceeds thereof to acquire or guarantee the securities of any Exempt Project are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission. Southern has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application or Declaration to the public utility commissions in Alabama, Florida, Georgia and Mississippi.

Item 5.   Procedure.

         For the reasons stated above, Southern hereby requests that the Commission modify Southern's financing authority to allow Southern to invest up to $4 billion in excess of amounts previously authorized or 175 percent of consolidated retained earnings in Exempt Projects,31 such authorized aggregate investment to include the outstanding amounts of Performance Guarantees and Financial Guarantees.

         Southern will continue to file a quarterly report pursuant to Rule 24 which contains the following information:

___________________________

         30 Southern requests that the Commission reserve jurisdiction with respect to Southern's investment in Exempt Projects in amounts greater than 100% of its consolidated retained earnings until Southern determines whether or not to complete the Distribution.

         31 Southern requests that the Commission reserve jurisdiction with respect to Southern's investment in Exempt Projects in amounts greater than 100% of its consolidated retained earnings until Southern determines whether or not to complete the Distribution.

         (i) A computation in accordance with Rule 53(a) (as modified by the Commission's order in this proceeding) of Southern's "aggregate investment" in all Exempt Projects;

         (ii) Southern's cumulative "aggregate investment" in all Exempt Projects expressed as a percentage of: total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of such quarter;

         (iii) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to be inclusive of all short-term debt and non-recourse Exempt Project Debt to the extent normally consolidated under applicable financial reporting rules;

         (iv) The market-to-book ratio of Southern's common stock at the end of such quarter;

         (v) An analysis of the growth in consolidated retained earnings, which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of Southern; and

         (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then ended.

         Southern proposes to continue to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File No. 70-8733 (HCAR No. 26468, dated February 2, 1996).

Item 6.   Exhibits and Financial Statements.

           (a)    Exhibits:

                  F      - Opinion of Counsel (previously filed).

                  G      - Form of Federal Register Notice (previously filed).

                  H      - Non-Recourse Debt of Exempt Projects and certain
                           intermediate subsidiaries at December 31, 1999 (filed separately pursuant to Rule 104(b) as part of Southern's current Certificate of Notification filed pursuant to Rule 24 in this file.).

                  I      - The Southern Company's opposition to the "Motion of
                           the Campaign For A Prosperous Georgia To Intervene, And Request For Denial of Application Or, In The Alternative, Request For A Public Hearing And Other Action" (previously filed).

           (b)    Financial Statements.

                  Breakdown of revenues and net income of each of Southern's Exempt Projects for the 12-month periods ended December 31, 1997, December 31, 1998 and December 31, 1999 (Filed separately pursuant to Rule 104(b) as part of Southern's current Certificate of Notification filed pursuant to Rule 24 in this file).

Item 7.   Information as to Environmental Effects.

         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned authorized officer and agent.

Dated: August 1, 2000                          THE SOUTHERN COMPANY



                                               By  /s/Tommy Chisholm
                                                   Tommy Chisholm, Secretary